UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

(final amendment)

REMARK MEDIA, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

40431N 10 4

(CUSIP Number)

Bruce Campbell, Esq.

Discovery Communications, Inc.

One Discovery Place

Silver Spring, MD 20910

(240) 662-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HowStuffWorks, LLC 56-2161028
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,250*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,250*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) <0.1%**
14.	Type of Reporting Person OO

*	Includes a warrant to purchase 1,250 shares of Remark Media, Inc. Common Stock, as described in Item 6 below.
**	Percentages calculated based on the 11,288,759 outstanding shares of Remark Media, Inc. Common Stock reflected on the Issuer’s Form 10-K filed on March 31, 2014.

CUSIP NO. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discovery Communications, Inc. 35-2333914
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,250*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,250*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) <0.1%**
14.	Type of Reporting Person CO

*	Includes a warrant to purchase 1,250 shares of Remark Media, Inc. Common Stock, as described in Item 6 below.
**	Percentages calculated based on the 11,288,759 outstanding shares of Remark Media, Inc. Common Stock reflected on the Issuer’s Form 10-K filed on March 31, 2014.

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by HowStuffWorks, LLC (“HSW”) and Discovery Communications, Inc. (“DCI”). HSW became an indirect wholly-owned subsidiary of DCI on September 17, 2008 in connection with Discovery Holding Company and Advance/Newhouse Programming Partnership combining their respective ownership interests in Discovery Communications Holding, LLC. As a result, DCI may be deemed to beneficially own indirectly the shares of the common stock, $0.001 par value (the “Common Stock”), of Remark Media, Inc., a Delaware corporation (“Remark Media”), beneficially owned by HSW.

The Schedule 13D (the “Schedule”) filed by HSW on October 12, 2007, as amended and supplemented by Amendment No. 1 filed on November 15, 2007, by Amendment No. 2 filed on December 28, 2007, by Amendment No. 3 filed on January 10, 2008, by Amendment No. 4 filed on December 27, 2012, and by Amendment No. 5 filed on April 18, 2014, is hereby amended and supplemented by HSW and DCI as set forth below in this Amendment No. 6.

Item 2	Identity and Background

The name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of DCI and HSW is set forth in Annex I attached hereto.

(d)-(e) During the past five years, neither DCI nor HSW nor, to the best knowledge of DCI or HSW, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby further amended by adding the following to the end of the final paragraph thereof:

The information set forth in Item 4 of this Schedule 13D is incorporated in this Item 3 by reference.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby further amended by adding the following to the end of the penultimate paragraph thereof:

Pursuant to the Stock Purchase Agreement (the “Stock Purchase Agreement”), dated May 30, 2014, by and between HSW, Discovery Communications, LLC, a Delaware limited liability company (“DCL”), and InfoSpace LLC, a Delaware limited liability company and wholly-owned subsidiary of Blucora, Inc. (the “Buyer”), HSW and DCL sold, and the Buyer purchased a total of 738,950 shares of Remark Media Common Stock (the “Transferred Securities”), at the purchase price of $6.1221 per share, for a total purchase price of $4,523,925.80. The consummation of the Stock Purchase Agreement was simultaneous with the consummation of the Asset Sale.

The description of the Stock Purchase Agreement contained herein does not purport to be complete and is qualified in its entirety by the Stock Purchase Agreement filed at Exhibit 7.10.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) through (c) and (e) is hereby amended and restated to read in its entirety as follows:

(a) and (b)

As of May 30, 2014, effective upon the closing of the Stock Purchase Agreement, HSW has shared voting and dispositive power over 1,250 shares of Remark Media Common Stock, which are issuable upon HSW’s exercise of the Warrant and all of which are held directly. HSW’s beneficial ownership of the 1,250 shares represents less than 0.1% of Remark Media’s outstanding Common Stock.

As of May 30, 2014, effective upon the closing of the Stock Purchase Agreement, DCI may be deemed to have indirect beneficial ownership over 1,250 shares of Remark Media Common Stock, all of which shares are held directly by HSW. As a result, DCI may be deemed to have shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,250 shares of Remark Media Common Stock. All of the 1,250 shares are issuable upon HSW’s exercise of the Warrant. DCI’s beneficial ownership of the 1,250 shares represents less than 0.1% of Remark Media’s outstanding Common Stock.

(c)

The information set forth in Item 4 of this Schedule 13D is incorporated in this Item 5(c) by reference.

(e)

On May 30, 2014, after giving effect to the transaction described in Item 4 of this Schedule 13D, each of HSW and DCI ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated in this Item 6 by reference.

Item 7	Material to be Filed as an Exhibit.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 7.10: Stock Purchase Agreement

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 30, 2014

HowStuffWorks, LLC

/s/ Bruce Campbell
Name: Bruce Campbell Title: Chief Development Officer and General Counsel

Discovery Communications, Inc.

/s/ Bruce Campbell
Name: Bruce Campbell Title: Chief Development Officer and General Counsel

Annex I

The following tables set forth the name, business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of HowStuffWorks, LLC.

Name and Business Address	Principal Occupation or Employment	Present Role at HowStuffWorks, LLC	Citizenship

David M. Zaslav One Discovery Place Silver Spring, Maryland 20910	President and Chief Executive Officer, Discovery Communications, Inc.	Director and President and Chief Executive Officer, HowStuffWorks, LLC	U.S. Citizen

Bruce L. Campbell One Discovery Place Silver Spring, Maryland 20910	Senior Executive Vice President, Chief Development Officer and General Counsel, Discovery Communications, Inc.	Director and Senior Executive Vice President, Chief Development Officer and General Counsel, HowStuffWorks, LLC	U.S. Citizen

Mark G. Hollinger One Discovery Place Silver Spring, Maryland 20910	Discovery Networks International, Strategic Advisor	Director, HowStuffWorks, LLC	U.S. Citizen

Andrew C. Warren One Discovery Place Silver Spring, Maryland 20910	Senior Executive Vice President and Chief Financial Officer, Discovery Communications, Inc.	Chief Financial Officer, HowStuffWorks, LLC	U.S. Citizen

Stephanie Marks One Discovery Place Silver Spring, Maryland 20910	Senior Vice President & Secretary, Discovery Communications, Inc.	Senior Vice President & Secretary, HowStuffWorks, LLC	U.S. Citizen

Eugenia Collis One Discovery Place Silver Spring, Maryland 20910	Senior Vice President & Treasurer, Discovery Communications, Inc.	Senior Vice President & Treasurer, HowStuffWorks, LLC	U.S. Citizen

Todd Davis One Discovery Place Silver Spring, Maryland 20910	Executive Vice President Corporate Finance and Senior Tax Counsel, Discovery Communications, Inc.	Executive Vice President Corporate Finance and Senior Tax Counsel, HowStuffWorks, LLC	U.S. Citizen

JB Perrette One Discovery Place Silver Spring, Maryland 20910	President, Discovery Networks International	Chief Digital Officer HowStuffWorks, LLC	U.S. Citizen

The following tables set forth the name, business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Discovery Communications, Inc.

Name and Business Address	Principal Occupation or Employment	Present Role at Discovery Communications, Inc.	Citizenship

David M. Zaslav One Discovery Place Silver Spring, Maryland 20910	President and Chief Executive Officer, Discovery Communications, Inc.	President and Chief Executive Officer, Discovery Communications, Inc.	U.S. Citizen

Andrew C. Warren One Discovery Place Silver Spring, Maryland 20910	Senior Executive Vice President and Chief Financial Officer, Discovery Communications, Inc.	Senior Executive Vice President and Chief Financial Officer, Discovery Communications, Inc.	U.S. Citizen

Bruce L. Campbell One Discovery Place Silver Spring, Maryland 20910	Senior Executive Vice President, Chief Development Officer and General Counsel, Discovery Communications, Inc.	Senior Executive Vice President, Chief Development Officer and General Counsel, Discovery Communications, Inc.	U.S. Citizen

David Leavy One Discovery Place Silver Spring, Maryland 20910	Chief Marketing Executive and Senior Executive Vice President, Corporate Marketing	Chief Marketing Executive and Senior Executive Vice President, Corporate Marketing	U.S. Citizen

S. Decker Anstrom One Discovery Place Silver Spring, Maryland 20910	Retired	Director, Discovery Communications, Inc.	U.S. Citizen

Robert R. Bennett One Discovery Place Silver Spring, Maryland 20910	Managing Director, Hilltop Investments	Director, Discovery Communications, Inc.	U.S. Citizen

Paul Gould One Discovery Place Silver Spring, Maryland 20910	Managing Director, Allen & Company, LLC	Director, Discovery Communications, Inc.	U.S. Citizen

Robert J. Miron One Discovery Place Silver Spring, Maryland 20910	Chairman of the Board, Discovery Communications, Inc.	Chairman of the Board, Discovery Communications, Inc.	U.S. Citizen

M. LaVoy Robison One Discovery Place Silver Spring, Maryland 20910	Director, The Anschutz Foundation	Director, Discovery Communications, Inc.	U.S. Citizen

J. David Wargo One Discovery Place Silver Spring, Maryland 20910	President, Wargo & Company, Inc.	Director, Discovery Communications, Inc.	U.S. Citizen

Robert R. Beck One Discovery Place Silver Spring, Maryland 20910	Independent Financial Consultant	Director, Discovery Communications, Inc.	U.S. Citizen

Steven A. Miron One Discovery Place Silver Spring, Maryland 20910	CEO, Bright House Networks and Advance/Newhouse Communications	Director, Discovery Communications, Inc.	U.S. Citizen

John C. Malone One Discovery Place Silver Spring, Maryland 20910	Chairman, Liberty Media Corporation and Liberty Global plc	Director, Discovery Communications, Inc.	U.S. Citizen